File No. 82-188
March 13, 2008

Re: ~~Kirin Holdings Company, Limited~~ – Timely Disclosure of News Release
Kirin Brewery Co., Ltd.

Dear Ladies and Gentlemen:

In connection with our timely disclosure of news release, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission:

News release re:

- **Notification with Respect to Issuance of Unsecured Straight Bonds**

If you have any further questions or requests for additional information please do not hesitate to contact Makoto Ando at 011-813-5540-3455(telephone) or 011-813-5540-3550(facsimile).

Very truly yours,

Kirin Holdings Company, Limited

By:
Name: Makoto Ando
Title: IR Manager,
Corporate Communications Dept.

For Immediate Release

Company Name: Kirin Holdings Company, Limited
Name of Representative: Kazuyasu Kato, President and CEO
(Stock Code: 2503)
Address of Head Office: 2-10-1 Shinkawa, Chuo-ku, Tokyo
Direct your queries to: Ippei Maeda, Corporate Communications Director
Tel: +813-5540-3455

Notification with Respect to Issuance of Unsecured Straight Bonds

Kirin Holdings Company, Limited has determined conditions for the issuance of Series 1, Series 2, Series 3 and Series 4 unsecured straight bonds (with inter-bond *pari passu* clause) (respectively, the "Unsecured *Pari Passu* Bonds"). In connection with such decision, we would like to provide notice of the following:

1. Kirin Holdings Company Limited Series 1 Unsecured *Pari Passu* Bonds;

(1)	Total amount of issue	:	80 billion yen
(2)	Denomination of each Bond	:	100 million yen
(3)	Application of the Law Concerning Book-Entry Transfer of Corporate Bonds, etc.	:	The Unsecured *Pari Passu* Bonds are subject to the application of provisions of the Law Concerning Book-Entry Transfer of Corporate Bonds, etc. (the "Law"). Pursuant to a provision of Article 67, Paragraph 1 of the Law, bond certificates shall not be issued for the Unsecured *Pari Passu* Bonds.
(4)	Interest rate	:	1.09% *per annum*
(5)	Issue price	:	99.97 yen per face value 100 yen
(6)	Redemption price	:	100 yen per face value 100 yen
(7)	Term and Redemption method	:	5 years
	i. Maturity date	:	The principal of the Unsecured *Pari Passu* Bonds shall be redeemed in a lump sum on March 19, 2013.
	ii. Retirement by purchase	:	The issuer may repurchase the Unsecured *Pari Passu* Bonds on or after the day after the payment date.
(8)	Interest payment date	:	March 19 and September 19 of each year (Initial interest payment date: September 19, 2008).
(9)	Offering period	:	Wednesday, March 12, 2008
(10)	Payment date	:	Wednesday, March 19, 2008
(11)	Collateral and Guarantees	:	The Unsecured *Pari Passu* Bonds are neither secured by any collateral nor guaranteed, and there are no particular assets reserved for the payment of the Unsecured *Pari Passu* Bonds.
(12)	Fiscal covenants	:	A collateral provision restriction clause is attached.
(13)	Underwriters	:	Mitsubishi UFJ Securities Co., Ltd. and Nikko Citigroup Limited (Japan) shall serve as the co-lead managing underwriters for this syndication.
(14)	Place for application	:	Head offices and domestic branch offices of the underwriters.

Note: This document is a press release intended for publicizing the issuance of the Kirin Holdings Company, Limited Series 1, Series 2, Series 3 and Series 4 Unsecured Straight Bonds (with inter-bond *pari passu* clause) and is not intended as a solicitation for investment or similar activity.

(15)	Fiscal, issuing and paying agent	:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(16)	Book-entry transfer institution	:	Japan Securities Depository Center, Inc.
(17)	Rating	:	"AA –" from Rating and Investment Information, Inc.; and "Aa 3" from Moody's Investors Service, Inc.

2. Kirin Holdings Company Limited Series 2 Unsecured *Pari Passu* Bonds;

(1)	Total amount of issue	:	30 billion yen
(2)	Denomination of each Bond	:	100 million yen
(3)	Application of the Law Concerning Book-Entry Transfer of Corporate Bonds, etc.	:	The Unsecured *Pari Passu* Bonds are subject to the application of provisions of the Law Concerning Book-Entry Transfer of Corporate Bonds, etc. (the "Law"). Pursuant to a provision of Article 67, Paragraph 1 of the Law, bond certificates shall not be issued for the Unsecured *Pari Passu* Bonds.
(4)	Interest rate	:	1.27% *per annum*
(5)	Issue price	:	99.96 yen per face value 100 yen
(6)	Redemption price	:	100 yen per face value 100 yen
(7)	Term and Redemption method	:	7 years
	i. Maturity date	:	The principal of the Unsecured *Pari Passu* Bonds shall be redeemed in a lump sum on March 19, 2015.
	ii. Retirement by purchase	:	The issuer may repurchase the Unsecured *Pari Passu* Bonds on or after the day after the payment date.
(8)	Interest payment date	:	March 19 and September 19 of each year (Initial interest payment date: September 19, 2008).
(9)	Offering period	:	Wednesday, March 12, 2008
(10)	Payment date	:	Wednesday, March 19, 2008
(11)	Collateral and Guarantees	:	The Unsecured *Pari Passu* Bonds are neither secured by any collateral nor guaranteed, and there are no particular assets reserved for the payment of the Unsecured *Pari Passu* Bonds.
(12)	Fiscal covenants	:	A collateral provision restriction clause is attached.
(13)	Underwriter	:	Mitsubishi UFJ Securities Co., Ltd. shall serve as the lead managing underwriter for this syndication.
(14)	Place for application	:	Head office and domestic branch offices of the underwriter.
(15)	Fiscal, issuing and paying agent	:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(16)	Book-entry transfer institution	:	Japan Securities Depository Center, Inc.
(17)	Rating	:	"AA –" from Rating and Investment Information, Inc.; and "Aa 3" from Moody's Investors Service, Inc.

3. Kirin Holdings Company Limited Series 3 Unsecured *Pari Passu* Bonds; and

(1)	Total amount of issue	:	70 billion yen
(2)	Denomination of each Bond	:	100 million yen
(3)	Application of the Law Concerning Book-Entry Transfer of Corporate Bonds, etc.	:	The Unsecured *Pari Passu* Bonds are subject to the application of provisions of the Law Concerning Book-Entry Transfer of Corporate Bonds, etc. (the "Law"). Pursuant to a provision of Article 67, Paragraph 1 of the Law, bond certificates shall not be issued for the Unsecured *Pari Passu* Bonds.
(4)	Interest rate	:	1.69% *per annum*
(5)	Issue price	:	99.98 yen per face value 100 yen
(6)	Redemption price	:	100 yen per face value 100 yen
(7)	Term and Redemption method	:	10 years
	i. Maturity date	:	The principal of the Unsecured *Pari Passu* Bonds shall be redeemed in a lump sum on March 19, 2018.
	ii. Retirement by purchase	:	The issuer may repurchase the Unsecured *Pari Passu* Bonds on or after the day after the payment date.
(8)	Interest payment date	:	March 19 and September 19 of each year (Initial interest payment date: September 19, 2008).
(9)	Offering period	:	Wednesday, March 12, 2008
(10)	Payment date	:	Wednesday, March 19, 2008
(11)	Collateral and Guarantees	:	The Unsecured *Pari Passu* Bonds are neither secured by any collateral nor guaranteed, and there are no particular assets reserved for the payment of the Unsecured *Pari Passu* Bonds.
(12)	Fiscal covenants	:	A collateral provision restriction clause is attached.
(13)	Underwriters	:	Mitsubishi UFJ Securities Co., Ltd., Nikko Citigroup Limited (Japan) and Nomura Securities Co., Ltd. shall serve as the co-lead managing underwriters for this syndication.
(14)	Place for application	:	Head offices and domestic branch offices of the underwriters.
(15)	Fiscal, issuing and paying agent	:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(16)	Book-entry transfer institution	:	Japan Securities Depository Center, Inc.
(17)	Rating	:	"AA –" from Rating and Investment Information, Inc.; and "Aa 3" from Moody's Investors Service, Inc.

Note: This document is a press release intended for publicizing the issuance of the Kirin Holdings Company, Limited Series 1, Series 2, Series 3 and Series 4 Unsecured Straight Bonds (with inter-bond *pari passu* clause) and is not intended as a solicitation for investment or similar activity.

4. Kirin Holdings Company Limited Series 4 Unsecured *Pari Passu* Bonds;

(1)	Total amount of issue	:	20 billion yen
(2)	Denomination of each Bond	:	100 million yen
(3)	Application of the Law Concerning Book-Entry Transfer of Corporate Bonds, etc.	:	The Unsecured *Pari Passu* Bonds are subject to the application of provisions of the Law Concerning Book-Entry Transfer of Corporate Bonds, etc. (the "Law"). Pursuant to a provision of Article 67, Paragraph 1 of the Law, bond certificates shall not be issued for the Unsecured *Pari Passu* Bonds.
(4)	Interest rate	:	1.86% *per annum*
(5)	Issue price	:	99.92 yen per face value 100 yen
(6)	Redemption price	:	100 yen per face value 100 yen
(7)	Term and Redemption method	:	12 years
	i. Maturity date	:	The principal of the Unsecured *Pari Passu* Bonds shall be redeemed in a lump sum on March 19, 2020.
	ii. Retirement by purchase	:	The issuer may repurchase the Unsecured *Pari Passu* Bonds on or after the day after the payment date.
(8)	Interest payment date	:	March 19 and September 19 of each year (Initial interest payment date: September 19, 2008).
(9)	Offering period	:	Wednesday, March 12, 2008
(10)	Payment date	:	Wednesday, March 19, 2008
(11)	Collateral and Guarantees	:	The Unsecured *Pari Passu* Bonds are neither secured by any collateral nor guaranteed, and there are no particular assets reserved for the payment of the Unsecured *Pari Passu* Bonds.
(12)	Fiscal covenants	:	A collateral provision restriction clause is attached.
(13)	Underwriters	:	Mitsubishi UFJ Securities Co., Ltd., Daiwa Securities SMBC Co. Ltd. and UBS Securities Japan Ltd shall serve as the co-lead managing underwriters for this syndication.
(14)	Place for application	:	Head offices and domestic branch offices of the underwriters.
(15)	Fiscal, issuing and paying agent	:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(16)	Book-entry transfer institution	:	Japan Securities Depository Center, Inc.
(17)	Rating	:	"AA –" from Rating and Investment Information, Inc.; and "Aa 3" from Moody's Investors Service, Inc.

End of Document

END

Note: This document is a press release intended for publicizing the issuance of the Kirin Holdings Company, Limited Series 1, Series 2, Series 3 and Series 4 Unsecured Straight Bonds (with inter-bond *pari passu* clause) and is not intended as a solicitation for investment or similar activity.